FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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Form 20-F      X            Form 40-F

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PRESS RELEASE Paris, July 4, 2006

Press Service 16 rue de la Ville l'Evêque 75008 Paris FRANCE

SUEZ sells its 5% interest in M6,

recording a net capital gain of EUR 120 million

SUEZ has concluded an agreement for the sale of its remaining 5% interest in French television channel M6 to Compagnie Nationale à Portefeuille (CNP) for over EUR 160 million. With this transaction, the Group will post a net capital gain of close to EUR 120 million as of first semester 2006.

The disposal marks the final step in winding down SUEZ’s M6 equity investment. In February 2004, the Group disposed of a 29.2% interest in the television channel through a market transaction combined with an institutional investor placement. During the past two years the Group assumed responsibility for and assured an orderly shareholder transition for the channel.

As a founding shareholder and since the channel’s creation, SUEZ supported M6’s development and contributed to its commercial, financial, and stock market success. The Group is proud of the position M6 occupies today in the French audiovisual industry.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,650 people worldwide and achieved revenues of EUR 41.5 billion in 2005, 89% of which were generated in Europe and in North America. SUEZ is an official sponsor of the French National Soccer Team.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:			Analyst Contacts:
France:	Catherine Guillon:	+33(0)1 4006 6715	Arnaud Erbin:	+33(0)1 4006 6489
	Caroline Lambrinidis:	+33(0)1 4006 6654	Eleonore de Larboust	+33(0)1 4006 1753

Belgium:	Guy Dellicour:	+32 2 370 34 05

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary